

Mail Stop 3010   March 3, 2010

Lawrence S. Block
Senior Vice President and General Counsel
Kenmar Preferred Investments Corp.
900 King Street
Suite 100
Rye Brook, NY 10573

>   **Re: KMP Futures Fund I LLC**
>   **Amendment No. 3 to Form 10-12G**
>   **Filed February 12, 2010**
>   **File No. 000-53816**

Dear Mr. Block:

        We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comment

1.   We note your response to comment 1 from our letter dated February 4, 2010. Please provide us with the following additional information:

        •   We note that you have concluded that the transaction involving an in-kind distribution to investors in the feeder funds did not constitute a sale of securities for purposes of Section 2(a)(3) of the Securities Act. Please confirm that you have received an opinion of counsel supporting this conclusion.

- • Please provide us with a more detailed description of the mechanics of the reorganization and distribution transactions. Also, explain more specifically how the interests of the feeder fund investors are the same both before and after these transactions.

* * * * * * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Lawrence S. Block
Kenmar Preferred Investments Corp.
March 3, 2010
Page 3

You may contact Jorge Bonilla at (202)551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202)551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Timothy P. Selby, Esq. (*via facsimile*)